Exhibit (d)(18) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

INVESTMENT ADVISORY CONTRACT
LETTER AGREEMENT

Huntington Asset Advisors, Inc.
41 South High Street
Columbus, OH  43287

June 15, 2009
The Huntington Funds
41 South High Street
Columbus, OH  43287

Dear Sirs:

Under the Investment Advisory Contract between Huntington Asset Advisors, Inc. (the “Adviser”) and The Huntington Funds (the “Trust”), dated June 23, 2006, as amended (the “Advisory Contract”), effective as of June 15, 2009, the Adviser agrees to contractually waive all or a portion of its investment advisory fee (based on average daily net assets) which it is otherwise entitled to receive from the Funds listed below (the “Funds”) and/or to reimburse certain operating expenses of the Funds to the extent necessary to ensure that each Fund maintains a positive yield of at least 0.01%.

Huntington Tax-Free Money Market Fund	Huntington Ohio Municipal Money Market Fund
Huntington Money Market Fund	Huntington U.S. Treasury Money Market Fund

The Adviser shall be entitled to recoup from a Fund any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement.  The Adviser shall report to the Board of Trustees on a quarterly basis any waived and/or reimbursed amounts and any recoupment. This Agreement shall continue in effect until terminated by the Adviser upon thirty (30) days’ prior written notice to the Trust.

If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof.  This may be executed in counterpart.

Very truly yours,

HUNTINGTON ASSET ADVISORS, INC.

By:  /s/ Ron Corn
Name:  Ron Corn
Title:   Chief Compliance Officer
ACCEPTED:

THE HUNTINGTON FUNDS

By:   /s/ Eric McKenzie
Name:  Eric McKenzie
Title:  Vice President